UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 17)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company )
CANADA SOUTHERN PETROLEUM LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number of Class of Securities)

Timothy L. Largay, Esq.
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
Telephone: (860) 240-6017
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Pat C. Finnerty, Esq.	Jeffrey Bagner, Esq.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver &
Suite 3500, Bankers Hall East	Jacobson LLP
855 – 2nd Street SW	One New York Plaza
Calgary, Alberta T2P 4J8	New York, NY 10004
Canada
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 17 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) filed by Canada Southern Petroleum Ltd. (“Canada Southern” or the “Corporation”) with the Securities and Exchange Commission (the “Commission”) on June 26, 2006, as previously amended by Amendment No. 1 through Amendment No. 16, (as amended, the “Statement”) relating to the tender offer (the “Canadian Oil Sands Offer”) by 1212707 Alberta Ltd. (the “Canadian Oil Sands Offeror”), a wholly owned subsidiary of Canadian Oil Sands Limited (“Canadian Oil Sands”), described in a Tender Offer Statement on Schedule TO initially filed by the Canadian Oil Sands Offeror with the Commission on June 26, 2006, to purchase all of the issued and outstanding common shares (“Common Shares”) of Canada Southern.
     Except as specifically provided herein, this Amendment does not modify any information previously reported on the Statement.
     Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.
Item 4. The Solicitation or Recommendation.
     Item 4 is hereby amended and supplemented by adding thereto:
     In an August 19, 2006 press release, Canada Southern acknowledged that Canadian Oil Sands has taken up and paid for approximately 65% of the outstanding common shares of Canada Southern validly deposited under its US$13.10 per share all-cash offer. In its August 19, 2006 press release, Canadian Oil Sands also announced that it has elected to provide a subsequent offering period (a bid extension in Canada), during which shareholders who have yet to tender their shares may do so and participate in the US$13.10 per share all-cash offer. The subsequent offering period will expire at midnight (Pacific daylight time) on Wednesday, September 6th, 2006. A copy of the Corporation’s August 19, 2006 press release is attached as Exhibit (a)(20) to this Schedule 14D-9 and is hereby incorporated herein by reference.
Item 9. Exhibits
     Item 9 is hereby amended and supplemented by adding thereto:
     (a)(20) Press Release, dated August 19, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA SOUTHERN PETROLEUM LTD.

By:	/s/ John W.A. McDonald

Name: John W.A. McDonald Title: President and Chief Executive Officer
Dated: August 21, 2006

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(20)	Press Release, dated August 19, 2006.